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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                        SEC FILE NUMBER: 0-8241
                                                        CUSIP NUMBER: 068508100


                              NOTIFICATION OF LATE FILING
                                   /X/ FORM 10-KSB

                     FOR THE FISCAL YEAR ENDED: DECEMBER 31, 1998

If the notification relates to a portion of the filing checked above, identify the items to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Barringer Laboritories, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

15000 West Sixth Avenue, Suite 300,
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Address of Principal Executive Office (Street and Number)

Golden, Colorado 80401
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

       (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date;

       (c) The statement or other exhibit required by Rule 12b-25(c) has been attached hereto.

PART III -- NARRATIVE

Preparation of the information, including the financial statements, in the Form 10-KSB has taken longer than originally anticipated. Hence, the Registrant will be filling the Form 10-KSB after the scheduled due date. The Registrant intends to file the Form 10-KSB as soon as practicable, but no more than 15 days after the original due date.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Graham Russell,                   (303)             277-1687
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? /X/ Yes / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

    The Company experienced a net loss of approximately $1,400,000 for 1998 versus a net loss in 1997 of $312,000 due to lower sales of services and higher selling, general and administrative expenses associated with higher professional expenses related to an EPA investigation and compensation costs associated with two private common stock placements as a result of stock sold at lower than market prices.

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                         Barringer Laboratories, Inc.

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date  March 30, 1999                         By /s/ J. Graham Russell
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                                                    J. Graham Russell, President